# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 15,495,788; shared voting power 103,301,037; sole dispositive power 15,495,788; shared dispositive power 103,301,037; aggregate amount beneficially owned 118,796,825 (14.64% of the class)
  Comment: (1) Percentage is based on 811,418,179 shares of Class A Common Stock, par value $0.0001 per share, outstanding as reported in Medline Inc.'s Final Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 18, 2025, following the underwriters' exercise in full of their option to purchase additional shares of Class A Common Stock.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 91,555,447; sole dispositive power 0; shared dispositive power 91,555,447; aggregate amount beneficially owned 91,555,447 (11.28% of the class)
  Comment: (1) Percentage is based on 811,418,179 shares of Class A Common Stock, par value $0.0001 per share, outstanding as reported in Medline Inc.'s Final Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 18, 2025, following the underwriters' exercise in full of their option to purchase additional shares of Class A Common Stock.
- Hux Investment Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 91,555,447; sole dispositive power 0; shared dispositive power 91,555,447; aggregate amount beneficially owned 91,555,447 (11.28% of the class)
  Comment: (1) Percentage is based on 811,418,179 shares of Class A Common Stock, par value $0.0001 per share, outstanding as reported in Medline Inc.'s Final Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 18, 2025, following the underwriters' exercise in full of their option to purchase additional shares of Class A Common Stock.

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois 60093

## Item 2. Person Filing
Name of person filing:
GIC Private Limited ("GIC"),

GIC Special Investments Pte. Ltd. ("GIC SI", and, together with Hux and GIC, the "Reporting Persons" and each, a "Reporting Person") and

Hux Investment Pte. Ltd. ("Hux")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore; GIC Special Investments Private Limited - Republic of Singapore; Hux Investment Pte. Ltd. - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC"), GIC Special Investments Private Limited ("GIC SI") and Hux Investment Pte. Ltd. ("Hux" and together with GIC and GIC SI, the "Reporting Persons") is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC has sole power to vote and dispose of 15,495,788 Shares held directly by it. GIC shares the power to vote and the power to dispose of 11,745,590 Shares beneficially owned by it with MAS. Hux shares the power to vote and the power to dispose of 91,555,447 Shares held directly by it with GIC SI and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

The GoS disclaims beneficial ownership of these shares.
Percent of class:
GIC Private Limited: 14.64%
GIC Special Investments Private Limited: 11.28%
Hux Investment Pte. Ltd.: 11.28%
Sole power to vote or to direct the vote:
GIC Private Limited: 15,495,788
GIC Special Investments Private Limited: 0
Hux Investment Pte. Ltd.: 0
Shared power to vote or to direct the vote:
GIC Private Limited: 103,301,037
GIC Special Investments Private Limited: 91,555,447
Hux Investment Pte. Ltd.: 91,555,447
Sole power to dispose or to direct the disposition:
GIC Private Limited: 15,495,788
GIC Special Investments Private Limited: 0
Hux Investment Pte. Ltd.: 0
Shared power to dispose or to direct the disposition:
GIC Private Limited: 103,301,037
GIC Special Investments Private Limited: 91,555,447
Hux Investment Pte. Ltd.: 91,555,447

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Jo-Ann Khor Hey Ming, Jo-Ann Khor Hey Ming/Senior Vice President (12/29/2025)
- GIC Private Limited: /s/ Lim Bee Peng, Lim Bee Peng/Senior Vice President (12/29/2025)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin/Authorized Signatory for GIC SI (12/29/2025)
- Hux Investment Pte. Ltd.: /s/ Suresh Bala, Suresh Bala/Director (12/29/2025)